

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 19, 2016

Via E-Mail
Michael E. Podboy
Executive Vice President, Chief Financial Officer, Chief Investment Officer and Treasurer
InvenTrust Properties Corp.
2809 Butterfield Road, Suite 360
Oak Brook, IL 60523

> **Re: InvenTrust Properties Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 0-51609**

Dear Mr. Podboy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2015

Item 6. Selected Financial Data

1.   Please tell us the purpose for including the table of additional information of certain items for which you indicate significantly impact the comparability of your FFO and net income, and why you believe the inclusion of such information is beneficial to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 67

2.   We note that you capitalize indirect costs clearly related to the construction and improvements of investment properties and that for the fiscal year ended December 31,

2015 invested approximately $116 million in development properties as well as approximately $27 million in capital expenditures and tenant improvements. Please disaggregate the amounts between development, redevelopment and leasing of real estate and tell us the amount of indirect costs capitalized by segment for each year presented, or tell us why you believe such disclosure is not beneficial for investors.

Item 8. Consolidated Financial Statements and Supplementary Data

5. Investments in Partially Owned Entities, page 95

3.   Please provide us with your significance tests related to both your share of net income from investments in unconsolidated entities and nonrecurring distributions from the sale of assets within two joint ventures used to determine whether any audited financial statements are required in accordance with Rule 3-09 of Regulation S-X.

4.   We note that you have a 55% interest in IAGM Real fund I, LLC and that the PGGM Private Real Estate Fund. Please provide to us an analysis discussing your basis in accounting for the joint venture investment using the equity method, and cite the accounting literature lied upon. In your response, elaborate how PGGM's ability to participate in major decisions equates to shared decision making ability, detailing the characteristics of their participation rights and how such rights are substantive. Further, clarify what happens in situations where the parties do not agree and whether contractually one party has the ability to break any deadlock.

Form 8-K filed May 9, 2016

Item 8.01

Estimated Value per Share

5.   We note the disclosure of your estimated per share value of common stock on a fully-diluted basis as of May 1, 2016 totaling $3.14 per share. Please tell us and consider disclosing in future periodic filings when disclosing an estimated value per share amount, financial information to compare the purchase price and additional capital expenditures for your portfolio to the estimated fair value of your portfolio, or tell us why you believe such disclosure is not beneficial to investors.

6.   We note that in January 2016 you announced the entry into a definitive agreement to sell your student housing platform (University House Communities Group, Inc.), prior to May 1, 2016, the date in which Real Globe Advisors, LLC determined an estimated per share value of your common stock. Please tell us what consideration you gave to separately disclosing the estimated per share value of common stock pertaining specifically to your former student housing portfolio, and the basis for your conclusion. In addition, separately provide to us such information or tell us why such information is not readily available.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
  Commodities